Exhibit 99.1

BioBlast Pharma Augments Leadership Team

Appoints Former Aptalis and Novartis Executive, Theresa M. Stevens, as Chief Corporate Development Officer

New Haven, CT – October 9, 2015 – BioBlast Pharma Ltd., (NasdaqGM: ORPN), a clinical-stage biotechnology company committed to developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced today that it has appointed Theresa (Terri) Stevens to the newly-created position of Chief Corporate Development Officer (CCDO). Ms. Stevens will be a member of BioBlast’s Executive Committee and will oversee, in particular, the corporate strategy, M&A, and business development of marketed and development stage in- and out-licensing.

”I’m thrilled to have Terri join our executive team given her impressive global experience in corporate strategy, M&A, and business development,” said Colin Foster, President and Chief Executive Officer of BioBlast. “With our expansive drug product portfolio and pioneering efforts in a number of orphan disease arenas we have significant potential to accelerate and create value for patients and shareholders through our corporate development efforts.”

Ms. Stevens brings over 29 years of leadership and operational experience in strategy, corporate and business development, and legal, most recently, as President and CCDO of Lupin. Previous to that, she was Senior Vice President and CCDO of Aptalis Pharma where she led the acquisitions of Eurand and MPex, then led the M&A process that resulted in the sale of Aptalis to Forest Labs for $2.9 billion. She spent 10 years at Novartis both in the US and in Switzerland where she was Vice President Business Development & Licensing (BD&L) leading the Pharma General Medicines BD&L negotiating team. She held various senior management positions at Antex Biologics, DuPont, and was in private legal practice for five years, including at Pennie & Edmonds. Ms. Stevens holds a B.Sc. in Animal Science and a M.Sc. in Molecular & Cell Biology, both from the University of Maryland, and a Juris Doctorate from Widener University. She is a registered patent attorney at the U.S. Patent and Trademark Office, and is a member of the Bars of Pennsylvania, Washington, D.C. and the Federal Circuit.

“I am excited to work closely with Colin and the executive team to help BioBlast leverage its corporate development opportunities and in so doing, achieve a higher strategic trajectory. I look forward to finding partners around the world for our orphan and ultra-orphan disease products, and ultimately, to build a broader orphan disease-focused biopharmaceutical company by bringing in additional product opportunities.”

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company’s website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses the potential to accelerate and create value for patients and shareholders, finding partners around the world, leveraging corporate development opportunities, achieving a higher strategic trajectory, building a broader orphan disease-focused biopharmaceutical company, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, and that the Company’s platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

U.S. Investor Contact

Michael Rice

Founding Partner

LifeSci Advisors, LLC

mrice@lifesciadvisors.com

1.646.597.6979